11/28/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14041954

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2014
WASH., DC
204

SEC FILE NUMBER
8- 29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-13 AND ENDING 09-30-14 *
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/1/14

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 12th day of November 2014 by Elaine Jennings Sabatino proved to me on the basis of satisfactory evidence to be the person who appeared before me.

DELFINA ANGELICA KLEIN
Commission # 1915997
Notary Public - California
San Mateo County
My Comm. Expires Jan 5, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition

September 30, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company") at September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the financial statement of condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 12, 2014

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2014

Assets		
Cash and cash equivalents	$	702,366
Other		28,344
Total Assets	**$**	**730,710**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	26,469
Due to affiliates		71,120
Total liabilities		97,589
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding		100,000
Capital in excess of par value		4,505,169
Accumulated deficit		(3,972,048)
Total stockholder's equity		633,121
Total Liabilities and Stockholder's Equity	**$**	**730,710**

See Notes to Statement of Financial Condition.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company") at September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the financial statement of condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 12, 2014

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2014

Assets		
Cash and cash equivalents	$	702,366
Other		28,344
Total Assets	**$**	**730,710**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	26,469
Due to affiliates		71,120
Total liabilities		97,589
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding		100,000
Capital in excess of par value		4,505,169
Accumulated deficit		(3,972,048)
Total stockholder's equity		633,121
Total Liabilities and Stockholder's Equity	**$**	**730,710**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker/dealer. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker/dealers, and the Securities Investor Protection Corporation.

The Company operates as an introducing broker/dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker/dealers on a fully-disclosed basis.

The Company distributes private placements, limited partnerships, and institutional class mutual funds to corporations, pension plans, trusts, and fiduciary clients. The Company also has a services agreement with a third-party investment manager under which the Company provides placement services.

Risks and Uncertainties

Global financial markets provided positive returns during the fiscal year ended September 30, 2014 ("fiscal year 2014"), however volatility increased during the fourth fiscal quarter due to investors' ongoing economic concerns.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations that impose restrictions, limitations and registration, reporting and disclosure requirements on, and add complexity to its business and compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") also resulted in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as implementing rules are adopted and become effective.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2014, which is the date that the statement of financial condition was issued.

Cash and Cash Equivalents

Cash and cash equivalents include deposits with financial institutions and money market funds sponsored by Franklin, which are readily convertible to cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Income Taxes
The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files combined State of New York and New York City income tax returns with other Franklin affiliates.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Guidance

There was no new accounting guidance adopted by the Company during fiscal year 2014.

4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2014 were as follows:

	Amount
State net operating loss carry-forward	$ 525,645
Valuation allowance	(525,645)
Total Deferred Tax Assets, Net of Valuation Allowance	**$ —**

At September 30, 2014, there were $6.2 million in federal net operating loss carry-forwards expiring between 2022 and 2034. The tax impact of these loss carry-forwards of $2.2 million has been utilized by Franklin. The Company maintains memorandum accounting for its federal net operating loss carry-forwards.

At September 30, 2014, there were $6.2 million and $3.1 million in State of New York and New York City net operating loss carry-forwards, respectively, expiring between 2022 and 2034. The tax impact of those loss carry-forwards is $0.5 million and is fully offset by a valuation allowance. The Company

has not realized the tax benefit of the State of New York and New York City net operating losses due to the uncertainty of realizing such benefit in future years.

At September 30, 2014, the Company had no gross unrecognized tax benefits.

5. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

6. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates relate to these transactions.

The parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2014, the Company had net capital of $594,797, which was $544,797 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 0.16 to 1.

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

The Company claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.